Exhibit (a)(1)(I)

News Release

Sprint Media Contacts:	Sprint Investor Contact:
Nicholas Sweers, 913-794-3460	Kurt Fawkes, 913-794-1140
Nicholas.Sweers@mail.sprint.com	Investorrelations.sprintcom@mail.sprint.com

Jennifer Bosshardt, 913-794-1130
Jennifer.Bosshardt@mail.sprint.com

Sprint Completes Successful Tender Offer for US Unwired

•	Shift more than 500,000 PCS wireless subscribers from affiliate to direct subscribers of Sprint

•	Extends Sprint-owned service territory; 48 additional markets in nine states

OVERLAND PARK, Kan. — Aug. 12, 2005 — Sprint Corporation (NYSE: FON) announced today that it has successfully concluded its tender offer for all of the outstanding shares of common stock of US Unwired Inc. (NASDAQ: UNWR) and accepted for payment all of the shares validly tendered at the tender offer price of $6.25 per share.

The tender offer, which expired at midnight EDT on Aug. 11, resulted in 154,620,101 shares of US Unwired common stock being tendered, approximately 95% of the total outstanding shares. Sprint intends to complete the acquisition of US Unwired promptly in accordance with Louisiana’s short-form merger provisions. As a result of the merger, each share of US Unwired common stock remaining outstanding will be converted into the right to receive $6.25 per share in cash.

US Unwired, based in Lake Charles, La., provides Sprint PCS services in nine states, serving more than 500,000 direct wireless subscribers in 48 markets. It employs about 600 people and had 2004 revenues of $408 million.

About Sprint

Sprint offers an extensive range of innovative communication products and solutions, including global IP, wireless, local and multiproduct bundles. A Fortune 100 company with more than $27 billion in annual revenues in 2004, Sprint is widely recognized for developing, engineering and deploying state-of-the-art network technologies, including the United States’ first nationwide all-digital, fiber-optic network; an award-winning Tier 1 Internet backbone; and one of the largest 100-percent digital, nationwide wireless networks in the United States. For more information, visit www.sprint.com/mr.